UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C. 20549

                             SCHEDULE 13G

                Under the Securities Exchange Act of 1934

                         (Amendment No._____)*


                             Tegal Corp
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                            (Name of Issuer)

                             Common Stock
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                      (Title of Class of Securities)

                              879008209
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                           (CUSIP Number)

                               5/19/10
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        (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No:  879008209
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1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Verition Fund Management LLC
    26-2472334

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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

 (a) [_]

 (b) [_]

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3.  SEC USE ONLY

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4. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware, USA

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                 5.  SOLE VOTING POWER:         1,121,000
NUMBER OF        -------------------------------------------------------
SHARES
BENEFICIALLY     6.  SHARED VOTING POWER:       0
OWNED BY         -------------------------------------------------------
EACH
REPORTING        7.  SOLE DISPOSITIVE POWER:    1,121,000
PERSON WITH:     -------------------------------------------------------

                 8.  SHARED DISPOSITIVE POWER:  0
------------------------------------------------------------------------

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

    1,121,000

------------------------------------------------------------------------

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:

    [_]

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11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

    13.28% based upon 8,438,115 shares outstanding as of February 11th, 2010

------------------------------------------------------------------------

12. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

    IA

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CUSIP No:  879008209
------------------------------------------------------------------------

1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Nicholas Maounis

------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

 (a) [_]

 (b) [_]

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3.  SEC USE ONLY

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4. CITIZENSHIP OR PLACE OF ORGANIZATION

   Connecticut, USA

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                 5.  SOLE VOTING POWER:         1,121,000
NUMBER OF        -------------------------------------------------------
SHARES
BENEFICIALLY     6.  SHARED VOTING POWER:       0
OWNED BY         -------------------------------------------------------
EACH
REPORTING        7.  SOLE DISPOSITIVE POWER:    1,121,000
PERSON WITH:     -------------------------------------------------------

                 8.  SHARED DISPOSITIVE POWER:  0
------------------------------------------------------------------------

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

    1,121,000

------------------------------------------------------------------------

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:

    [_]

------------------------------------------------------------------------

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

    13.28% based upon 8,438,115 shares outstanding as of February 11th, 2010

------------------------------------------------------------------------

12. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

    HC

------------------------------------------------------------------------

ITEM 1.

         (a) Name of Issuer:

             Tegal Corp

         (b) Address of Issuer's Principal Executive Offices:

             2201 South McDowell Boulevard
             Petaluma, CA 94954

ITEM 2.

         (a) Name of Person Filing:

             This Statement is filed on behalf of each of the following persons: Verition Fund Management LLC and Nicholas Maounis (collectively, the "Reporting Persons"). This Statement relates to Shares (as defined herein) held for the account of Verition Multi-Strategy Master Fund Ltd. and for the account of certain managed account ("Managed Account"). Verition Fund Management LLC serves as the investment manager to Verition Multi-Strategy Master Fund Ltd. and the Managed Account. In such capacity, Verition Fund Management LLC may be deemed to have voting and dispositive power over the shares held for Verition Multi-Strategy Master Fund Ltd. and the Managed Account. Mr. Nicholas Maounis is currently the managing member of Verition Fund Management LLC.


         (b) Address of Principal Business Office or, if none, Residence:

             One American Lane
             Greenwich CT 06831


         (c) Citizenship:

             USA

         (d) Title of Class of Securities:

             Common Stock (the "Shares")

         (e) Cusip Number:

             879008209

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

         (a) [_] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

         (b) [_]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

         (c) [_] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

         (d) [_] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

         (e) [_]  An investment adviser in accordance with
                  (S)240.13d-1(b)(1)(ii)(E);

         (f) [_]  An employee benefit plan or endowment fund in accordance with
                  (S)240.13d-1(b)(1)(ii)(F);

         (g) [_]  A parent holding company or control person in accordance with
                  (S)240.13d-1(b)(1)(ii)(G);

         (h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j) [_]  Group, in accordance with (S)240.13d-1(b)(1)(ii)(J).

ITEM 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a) Amount Beneficially Owned:

             At the time of the event which requires filing of this statement, the aggregate number of Shares that the Reporting Persons may be deemed to beneficially own equals 1,121,000 Shares held for the accounts of Verition Multi-Strategy Master Fund Ltd. and certain Managed Account. This amount includes: A) 1,008,900 Shares held for the account of Verition Multi-Strategy Master Fund Ltd.; and
             B) 112,100 Shares held for the account of certain Managed Account. Due to subsequent dispositions, the aggregate number of Shares that the Reporting Persons may be deemed to beneficially own as of the filing date equals 1,054,664 Shares held for the accounts of Verition Multi-Strategy Master Fund Ltd. and certain Managed Account. This amount includes: A) 949,197 Shares held for the account of Verition Multi-Strategy Master Fund Ltd.; and B) 105,467 Shares held for the account of certain Managed Account.



         (b) Percent of Class:

             At the time of the event which requires filing of this statement, the number of Shares of which the Reporting Persons may be deemed to beneficially own constitutes approximately 13.28% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently filed quarterly report on Form 10-Q, there were 8,438,115 Shares outstanding as of February 11,
             2010). Due to subsequent dispositions, the number of Shares of which the Reporting Persons may be deemed to beneficially own as of the filing date constitutes approximately 12.50% of the total number of Shares outstanding.



         (c) Number of shares as to which such person has:

             Verition Fund Management LLC and Nicholas Maounis:

                 (i)   sole power to vote or to direct the vote:

                       1,121,000

                 (ii)  shared power to vote or to direct the vote:

                       0

                 (iii) sole power to dispose or to direct the disposition of:

                       1,121,000

                 (iv)  shared power to dispose or to direct the disposition of:

                       0


ITEM 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7.	 Identification and Classification of the Subsidiary Which Acquired the
         Security Being Reported on By the Parent Holding Company.

         Not applicable.

Item 8.	 Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                     SIGNATURE

      After reasonable inquiry and to the best my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     Date:  5/21/10
     Verition Fund Management LLC
     By:  Ted Hagan
     Title:  CFO

     By:  /s/ Ted Hagan
         -----------------


     Date:  5/21/10
     Nicholas Maounis

     By:  /s/ Nicholas Maounis
         ---------------------

                              EXHIBIT INDEX

Ex.		                                                Page No.
A.  Joint Filing Agreement, dated May 21, 2010
    by and among Reporting Persons...............................[ 7 ]

                              EXHIBIT A


                        JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Tegal Corp dated as of May 21, 2010 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


     Date:  5/21/10
     Verition Fund Management LLC
     By:  Ted Hagan
     Title:  CFO

     By:  /s/ Ted Hagan
         -----------------


     Date:  5/21/10
     Nicholas Maounis

     By:  /s/ Nicholas Maounis
         ---------------------